SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                          For the Month of August 2005

                             -----------------------

                               ELBIT SYSTEMS LTD.

                 (Translation of Registrant's Name into English)

           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel

                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  |X|     Form 20-F         |_|     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  |_|     Yes               |X|     No

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated August 9, 2005.

         Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant's Management Report with respect to the results of operations of the Registrant for the quarter ended June 30, 2005.

         Attached hereto as Exhibit 3 and incorporated herein by reference is the Registrant's consolidated audited financial statements for the quarter ended June 30, 2005.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ELBIT SYSTEMS LTD.
                                           (Registrant)


                                           By: /s/ Ilan Pacholder
                                               ---------------------------------
                                           Name:  Ilan Pacholder
                                           Title: Corporate Secretary

Dated:  August 9, 2005

                                  EXHIBIT INDEX
                                  -------------

    Exhibit No.            Description
    -----------            -----------

    1.                     Press release dated August 9, 2005.

    2.                     Management report.

    3.                     Financial statements

                                   EXHIBIT 1
                                   ---------

                                                                       EXHIBIT 1

                ELBIT SYSTEMS REPORTS SECOND QUARTER 2005 RESULTS

                  Revenues Increased by 5.2% to $243.8 Million

             Backlog of Orders Reached a New Record of $ 2.4 Billion

 Excluding One-Time In Process R&D Write-Off Related to Tadiran Share Purchase,
        Net Profit and EPS Reached $14.4 Million and $0.35, Respectively

Haifa,  Israel,  August 9, 2005 - Elbit  Systems Ltd. (the  "Company")  (NASDAQ:
ESLT), the international defense company, today reported its consolidated results for the second quarter ended June 30, 2005.

The Company's backlog of orders as of June 30, 2005 reached $2,401 million, an 11.5% increase as compared with $2,154 million at the end of 2004. Approximately 65% of the backlog relates to orders outside of Israel. Approximately 60% of the Company's backlog as of June 30, 2005 is scheduled to be performed over the next two quarters of 2005 and during 2006.

Consolidated revenues for the second quarter of 2005 increased by 5.2% to $243.8 million from $231.6 million in the second quarter of 2004.

Gross profit for the second quarter of 2005 was $66.1 million (27.1% of revenues), as compared with gross profit of $59.9 million (25.9% of revenues) in the second quarter of 2004.

Reported consolidated net income for the second quarter of 2005 was $10.9 million (4.5% of revenues), as compared with $13.3 million (5.7% of revenues) in the second quarter of 2004. Reported diluted earnings per share for the second quarter of 2005 were $0.26, as compared with $0.33 for the second quarter of 2004.

Excluding the one time in-process R&D write-off related to the Tadiran Communications Ltd. ("Tadiran") share purchase, the Company's net income for the second quarter of 2005 was $14.4 million (or 5.9% of revenues) and the diluted EPS was $0.35.

As previously reported, the Company's financial results for the second quarter of 2005 were affected by its acquisition of Tadiran shares from Koor Industries Ltd. ("Koor"). As a result of the completion of the first stage of the agreement to acquire Koor's holdings in Tadiran, and the adoption of the required accounting standards, the Company recorded a $5.6 million expense in the second quarter of 2005, which was partially offset by its share in Tadiran's net profit for the second quarter of 2005, resulting in a $3.2 million net expense for the quarter. All the effects of the Tadiran transaction are recorded as part of the Company's earnings from affiliated companies on its income statement

During the first six months of 2005 the Company produced an operating cash flow of $85.8 million.

The President and CEO of Elbit Systems, Joseph Ackerman, commented: "The second quarter results indicate the continued growth of our revenues, profits and backlog of orders. Our strategic growth plan continues on course as we progress with the Elisra and Tadiran acquisitions, and we believe that both acquisitions, involving leading companies in their respective fields, will enable all of us to be even more competitive in the international defense markets. In the meantime we continue to carry out our higher than usual investments in R&D with the expectation that our efforts will contribute to our future growth. We are also very pleased with the recent Watchkeeper contract signed by Thales, in which Elbit will play a significant role, and expect that it will solidify our position in the growing global UAV market, enhancing our presence in major defense programs."

The Board of Directors declared a dividend of $0.13 per share for the second quarter of 2005. The dividend's record date is September 6, 2005, and the dividend will be paid on September 19, 2005, net of taxes and levies, at the rate of 22.1%.

Conference Call

The Company will be hosting a webcast and conference call today, August 9th at 9:30 am EST. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please access Elbit Systems' investor relations web-site at http://www.elbitsystems.com. An online replay will be available from 2 hours after the call end, and will be available for 30 days.

Alternatively, please call one of the teleconferencing numbers that follow. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using one of the toll-free numbers, please try the international dial-in number.

                       US Dial-in Numbers: 1 866 860 9642
                        UK Dial-in Number: 0 800 917 5108
                       ISRAEL Dial-in Number: 03 918 0600
                  INTERNATIONAL Dial-in Number: +972 3 918 0600

At: 09:30am Eastern Standard Time, 6:30am Pacific Standard Time, 2:30pm UK Time or 4:30pm Israel Time.

In addition, a replay of the call will be available by telephone starting two hours after the call ends until Thursday, May 19, 10:00 am EST. To access the replay please dial:

1-888-269-0005 (US) or +972-3-925-5945 (international and Israel)

About Elbit Systems Ltd.

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (C4ISR) and advanced electro-optic technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense applications. For further information, please visit the Company web site at www.elbitsystems.com

Company Contact:                                     IR Contact:

Ilan Pacholder                                       Ehud Helft / Kenny Green
V.P. Finance & Capital Markets
and Corporate Secretary
Elbit Systems Ltd                                    GK International
Tel:  +972-4 831-6632                                Tel: 1-866-704-6710
Fax: +972-4 831-6659                                 Fax: + 972-3-607- 4711
E-mail: pacholder@elbit.co.il                        E-mail: Kenny@gk-biz.com
        ---------------------                                ----------------
                                                     E-mail: Ehud@gk-biz.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

                          (FINANCIAL TABLES TO FOLLOW)

                               ELBIT SYSTEMS LTD.
                           CONSOLIDATED BALANCE SHEETS
                           ---------------------------
                           (In thousand of US Dollars)

                                              June 30      December 31
                                                2005          2004
                                             ---------     ---------
                                             Unaudited      (*) (**)

Assets

Current Assets:
Cash and short term deposits                    55,051        34,847
Trade receivable and others                    243,654      *267,903
Inventories, net of advances                   296,603       249,041
                                             ---------     ---------
Total current assets                           595,308       551,791

Affiliated companies & other investments       129,142       *59,618
Long-term receivables & others                  82,836        85,100
Fixed assets, net                              252,990       244,288
Other assets, net                               94,017        95,987
                                             ---------     ---------
                                             1,154,293     1,036,784
                                             =========     =========

Liabilities and Shareholder's Equity

Current liabilities                            434,010       378,450
Long-term liabilities                          269,243       221,810
Minority Interest                                4,067         4,340
Shareholder's equity                           446,973      *432,184
                                             ---------     ---------
                                             1,154,293     1,036,784
                                             =========     =========

*    Restated due to the Tadiran share purchase transaction
**   Derived from the Company's 2004 audited financial statements

                               ELBIT SYSTEMS LTD.
                        CONSOLIDATED STATEMENTS OF INCOME
                        ---------------------------------
            (In thousand of US Dollars, except for per share amounts)

                                           Six Months Ended           Three Months Ended       Year Ended
                                                June 30                     June 30            December 31
                                           2005         **2004         2005        **2004         2004
                                         -------       -------       -------       -------       -------
                                               Unaudited                   Unaudited            (*) (***)
Revenues                                 474,470       445,317       243,782       231,645       939,925
Cost of revenues                         346,821       328,839       177,695       171,759       689,626
                                         -------       -------       -------       -------       -------
  Gross Profit                           127,649       116,478        66,087        59,886       250,299

Research and development, net             32,961        27,027        17,795        13,733        66,846
Marketing and selling                     34,386        35,160        17,740        18,662        69,912
General and administrative                25,424        22,731        12,932        11,169        47,832
                                         -------       -------       -------       -------       -------
Total operating expenses                  92,771        84,918        48,467        43,564       184,590
                                         -------       -------       -------       -------       -------

Operating income                          34,878        31,560        17,620        16,322        65,709

Financial expenses, net                   (3,197)       (1,301)       (1,466)         (822)       (5,852)
Other income, net                           (185)          (84)          (75)         (299)          770
                                         -------       -------       -------       -------       -------
  Income before income taxes              31,496        30,175        16,079        15,201        60,627
Taxes on income                            8,043         7,779         4,056         3,704        15,219
                                         -------       -------       -------       -------       -------
                                          23,453        22,396        12,023        11,497        45,408

Company's share of partnerships and
affiliated  companies income, net           (127)        2,970        (1,168)        1,612        *6,645
Minority rights                              273           188            54           193          (180)
                                         -------       -------       -------       -------       -------
  Net income                              23,599        25,554        10,909        13,302       *51,873

Earnings per share

  Basic net earnings per share            $ 0.58        $ 0.64        $ 0.27        $ 0.33        *$1.30
                                         =======       =======       =======       =======       =======
  Diluted net earnings per share          $ 0.57        $ 0.63        $ 0.26        $ 0.33        *$1.26
                                         =======       =======       =======       =======       =======

*    Restated due to the Tadiran share purchase transaction
**   Restated due to the adoption of SFAS 123
***  Derived from the Company's 2004 audited financial statements

                                    EXHIBIT 2
                                    ---------

                               Elbit Systems Ltd.
                               ------------------
                               Management's Report
                               -------------------
             For The Three and Six-Month Period Ended June 30, 2005
             ------------------------------------------------------

         This report should be read together with the unaudited financial statements of Elbit Systems Ltd. ("Elbit Systems" or the "Company") and together with its subsidiaries (the "Group") for the quarter ended June 30, 2005, the Company's audited consolidated financial statements and related notes for the year ended December 31, 2004, the Company's management report for the year ended December 31, 2004 and the Company's Form 20-F for the year ended December 31, 2004, filed by the Company with the U.S. Securities and Exchange Commission and with the Israeli Securities Authority.

         Forward looking statements with respect to the Company's business, financial condition and results of operations in this document are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission.

A.       Executive Overview
         ------------------

         Business Description
         --------------------

         Elbit Systems and its subsidiaries (the "Group") operate in the area of upgrading existing airborne, ground and naval defense platforms and are engaged in projects involving the design, development, manufacture and integration of advanced integrated defense systems, electronic systems, electro-optic systems and products and software intensive programs and products for the defense and homeland security sectors. In addition, the Company provides support services for such platforms, systems and products.

         The Group is engaged in leading projects in Israel and worldwide, in areas such as air, ground and naval Command, Control, Communication, Computers, Intelligence, Surveillance and Reconnaissance ("C(4)ISR") systems, digital maps, night vision systems, pilot helmet mounted systems, display and data processing systems, unmanned air vehicles ("UAVs"), computerized simulators, communication systems, thermal imaging products, laser products, optical systems for space applications, airborne reconnaissance systems, optic communication systems and products, systems for Homeland Defense products, surveillance products and systems and electric drive systems.

         The Group provides a wide range of logistic support services, including operation of pilot training services for the Israeli Air Force on a private financing initiative basis. Several of the Group's companies also provide advanced engineering and manufacturing services to various customers, utilizing their significant manufacturing capabilities. The Group often cooperates with industries in Israel and in various other countries.

         The Group  tailors  and adapts its  technologies,  integration  skills, market knowledge and battle-proven systems to each customer's individual requirements in both existing and new platforms. By upgrading existing platforms with advanced electronic and electro-optic technologies, the Group provides customers with cost-effective solutions, and its customers are able to improve their technological and operational capabilities within limited defense budgets.

         The Group operates in a competitive environment for most of its projects, systems and products. Competition is based on product and program performance, price, reputation, reliability, maintenance costs and responsiveness to customer requirements. This includes the ability to respond to rapid changes in technology. In addition, its competitive position sometimes is affected by specific requirements in particular markets.

         Financial Highlights
         --------------------

         The Company's revenues increased by 5.2% and reached $243.8 million in the second quarter of 2005, as compared to $231.6 million in the second quarter of 2004.

         Net earnings in the second quarter of 2005 were $10.9 million and the diluted earnings per share were $0.26, as compared to $13.3 million and $0.33 in the second quarter of 2004. Excluding the In Process Research and Development ("IPR&D") write-off of approximately $3.5 million related to the acquisition of Tadiran Communications Ltd.'s shares, net earning in the quarter ended June 30, 2005 were $ 14.4 million, and the diluted EPS was $0.35.

         The Company's backlog as of June 30, 2005 reached $2.4 billion, as compared to $2.15 billion as of December 31, 2004.

         The Company's cash flow generated from operations in the six-month period ended June 30, 2005 was $85.8 million, as compared to $55.4 million in the six-month period ended June 30, 2004.

         The Board of Directors declared a dividend of $0.13 per share for the second quarter.

B.       Recent Events
         -------------

         On August 4, 2005, the UK Ministry of Defence (MoD) and Thales UK signed a contract worth (pound)700 million for the Development, Manufacture and Initial Support phases of the WATCHKEEPER programme. Elbit Systems and Thales UK are establishing a Joint Venture aimed at executing a significant part of the WATCHKEEPER programme and addressing the rapidly growing UAV market worldwide.

         The Elbit Systems Group expects to receive a significant part of the contract, valued at around (pound)300 million, the majority to be executed by the Leicester-based Joint Venture. The Joint Venture's contract is expected to be signed this year.

         WATCHKEEPER will provide the UK armed forces with an essential Intelligence, Surveillance, Target Acquisition and Reconnaissance (ISTAR) capability based on the Hermes 450 UAV system and will be a key component of the UK's Network Enabled Capability (NEC). This programme will deliver equipment, training and facilities, with the capability coming into service from 2010.

C.       Backlog of Orders
         -----------------

         The Company's backlog of orders as of June 30, 2005 reached $2,401 million, of which 65% was for orders outside Israel. The Company's backlog as of December 31, 2004 was $2,154 million, of which 66% was for orders outside Israel.

         Approximately 60% of the Company's backlog as of June 30, 2005 is scheduled to be performed in the following two quarters of 2005 and during 2006. The majority of the 40% of the Company's backlog balance is scheduled to be performed in 2007 and 2008.

D.       Critical Accounting Policies and Estimates
         ------------------------------------------

         The Company's significant accounting policies are described in Note 2 to the audited consolidated financial statements for the year ended December 31, 2004. See also the Company's management report for the year ended December 31, 2004.

E.       Stock-Based Compensation
         ------------------------

         Effective January 1, 2004, the Company adopted the fair value recognition provision of SFAS No. 123. Following the adoption of SFAS No. 123, the financial results are no longer materially affected by the impact of changes in the Company's share price on employee stock-based compensation.

         As a result of the adoption of SFAS No. 123 from January 1, 2004, the statement of income and diluted net earnings per share of the first three quarters of 2004 were restated for purposes of comparison, as follows:

                                                                                   Q1/04        Q2/04        1-6/04
         Net income  as previously reported in 2004                                -----        -----        ------
         Restated net income (according to SFAS No. 123)                        $ 12,727     $ 11,311      $ 24,038
                                                                                ========     ========      ========
         Diluted net earnings per share as reported in 2004                     $ 12,252     $ 13,302      $ 25,554
                                                                                ========     ========      ========
         Restated diluted net earnings per share (according to SFAS No. 123)    $   0.31     $   0.28      $   0.59
                                                                                ========     ========      ========
                                                                                $   0.30     $   0.33      $   0.63
                                                                                ========     ========      ========

F.       Tadiran Communications Ltd. Share Purchase Effect
         -------------------------------------------------

         On April 18, 2005, the Company completed the first stage of the transaction to purchase shares of Tadiran Communications Ltd. ("Tadiran") from Koor Industries Ltd. ("Koor"). The first stage of the transaction was completed after all the conditions precedent and all the required approvals for this stage were obtained.

         According to the transaction agreements, Elbit Systems purchased from Koor, in this stage, approximately 13.7% of the share equity of Tadiran. In addition to the shares previously purchased by Elbit Systems in the stock market, it now holds approximately 21% of Tadirans' shares. The Company purchased Tadiran shares from Koor in consideration for approximately $62.5 million. As a result of the Company obtaining shareholder rights to exercise significant influence over Tadiran, as defined in the applicable accounting standards, the Company's investment in Tadiran, which had been previously accounted for as "available-for-sale securities", were accounted for, retroactively, under the equity method of accounting ("step-by-step acquisition"). Implementing the step-by-step acquisition method resulted in a restatement of the Company's prior financial results for the last quarter of 2004 and the first quarter of 2005, in which the Company's investment in Tadiran was accounted for as available-for-sale securities.

         Accordingly, the Company's net income for the fourth quarter of 2004 and the first quarter of 2005 were reduced by approximately $1.1 million and $0.5 million, respectively. As a result, the Company's net income was restated as $13 million for the fourth quarter of 2004 and $12.6 million for the first quarter of 2005, rather than the reported net income of $14.1 million and $13.1 million, respectively.

         The excess of the amount paid for the Tadiran shares acquired until the end of the second quarter of 2005 over their book value is approximately $62 million. Based on a purchase price allocation analysis ("PPA") performed by independent advisors, this excess was attributed as follows:

                                                      $M     Expected useful lives
                                                      --     ---------------------

         In Process R&D ("IPR&D")                    5.0     immediate write-off
         Inventory                                   1.5     Up to a quarter
         Other tangible assets net of liabilities    0.5     5 years
         Brand name                                  4.0     15 years
         Customer base and backlog                  20.0     2-10 years
         Technology                                 12.0     10 years
         Goodwill                                   19.0     Indefinite - subject to annual impairment test
                                                   -----
                                                   62.0
                                                   =====

         The effect of the above transaction on the Company's results for the last quarter of 2004 and for the first and the second quarters of 2005, which were reflected as part of the Company's equity in net earnings of affiliated companies, was as follows:

                                                                 Q4/04        Q1/05       Q2/05       Total
                                                                 -----        -----       -----       -----
         IPR&D write-off                                         (1.0)        (0.5)       (3.5)       (5.0)
         Inventory                                               (0.2)        (0.2)       (1.1)       (1.5)
         amortization
         Other tangible and intangible assets amortization       (0.2)        (0.4)       (1.0)       (1.6)
                                                              --------- ------------ ----------- -----------
                                                                 (1.4)        (1.1)       (5.6)       (8.1)
         Company's portion in Tadiran's profit
         (according to US GAAP)                                    0.3          0.6         2.4         3.3
                                                              --------- ------------ ----------- -----------
         Net effect                                              (1.1)        (0.5)       (3.2)       (4.8)
                                                              ========= ============ =========== ===========

         Further effects on the Company's financial results are expected to occur in the event of the consummation of the additional purchases of Tadiran shares from Koor in accordance with the amendments to the agreements with Koor, announced on July 6, 2005, as well as the purchase of Koor's shares in Elisra Electronic Systems Ltd. ("Elisra") (see section G below), subject to receipt of the required approvals. The effect on the Company's financial results of future purchases of shares of Tadiran as well as the anticipated purchase of shares in Elisra will be reported following completion of the respective purchases.

G.       Acquisition of Elisra Shares and Amendment to the Tadiran Acquisition
         ---------------------------------------------------------------------

         On July 6, 2005, the Company reported that it signed an agreement with Koor to acquire all of Koor's 70% holdings in Elisra, in consideration of $70 million in cash. In addition, the parties agreed on additional conditional consideration as a result of future insurance proceeds relating to the fire at Elisra's plant in 2001. Moreover, Koor received the right to purchase from Elisra, at an agreed upon price, Dekolink
         Wireless Ltd., a start-up company engaged in the cellular networks area, that is wholly-owned by Elisra. The acquisition agreement relating to Elisra is subject to the receipt of the approval of Elbit Systems' shareholders as well as governmental authorities, including the Israel Antitrust Authority.

         Concurrently with the signing of the agreement to acquire Koor's holdings in Elisra, Elbit Systems and Koor agreed to amend their agreements regarding the purchase of Koor's holdings of Tadiran. Pursuant to the amendment, Elbit Systems will accelerate the acquisition from Koor of approximately 5% of Tadiran's shares, out of a total of 18.2% of Tadiran's shares that Elbit Systems agreed to acquire as part of the second stage of the agreement entered into between Elbit Systems and Koor on December 27, 2004. Upon completion of this step, Elbit Systems and Koor will have equal representation on Tadiran's board of directors. Joseph Ackerman, Elbit Systems President, will be appointed as Chairman of Tadiran's Board for a 24-month period and the provisions of the shareholders agreement relating to joint control in Tadiran will enter into effect.

         The price to be paid by Elbit Systems for the Tadiran shares will be the price agreed to in the original agreement with Koor.

         The agreement for the acquisition of Koor's holdings in Elisra and the amendments regarding the acquisition of Koor's shares in Tadiran, were signed following receipt of approval of Elbit Systems' Audit Committee and Board of Directors that obtained a fairness opinion from an independent appraiser regarding the consideration to be paid for the Elisra shares.

         The purchase of the approximately 5% of Tadiran's shares by Elbit Systems will take place following approval of Elbit Systems' shareholders at a general shareholders meeting of the Elisra transaction and the amendments to Tadiran transaction agreements. Upon completion of that stage, Elbit Systems will hold a total of approximately 26% of Tadiran's shares, including approximately 7% that were purchased on the stock market.

         Upon completion of the Elisra transaction, Elbit Systems will complete the purchase of Koor's remaining shares in Tadiran - approximately 13%
         - reaching a total of approximately 39% of Tadiran's shares based on Elbit Systems' current shareholdings.

H.       Summary of Financial Results
         ----------------------------

         The following table sets forth the reported consolidated statements of operations of the Company for the three and six-month periods ended June 30, 2005 and June 30, 2004. The results of the three and six months of 2004 and of the first quarter of 2005 reflect restatements, regarding the Tadiran's share acquisition and the stock-based compensation (see above).

                                                  For the six months ended                     For the three months ended
                                                        June 30                                        June 30
                                       ----------------------------------------------  -------------------------------------------
                                                2005                    2004                   2005                   2004
                                           -------------------   -------------------   -------------------   -------------------
                                               $           %        $           %         $           %         $            %
                                               -           -        -           -         -           -         -            -
                                                              (In thousands of U.S. dollars except per share data)

Total revenues                             474,470       100.0   445,317       100.0   243,782       100.0   231,645       100.0
Cost of revenues                           346,821        73.1   328,839        73.8   177,695        72.9   171,759        74.1
                                           -------        ----   -------        ----   -------        ----   -------        ----
Gross profit                               127,649        26.9   116,478        26.2    66,087        27.1    59,886        25.9
                                           -------        ----   -------        ----   -------        ----   -------        ----
Research and development
(R&D) expenses                              42,053         8.9    32,697         7.3    22,153         9.1    16,236         7.0

Less - participation                        (9,092)       (1.9)   (5,670)       (1.3)   (4,358)       (1.8)   (2,503)       (1.1)
                                           -------        ----   -------        ----   -------        ----   -------        ----
R&D expenses, net                           32,961         7.0    27,027         6.1    17,795         7.3    13,733         5.9

Marketing and selling expenses              34,386         7.2    35,160         7.9    17,740         7.3    18,662         8.1

General and administrative expenses         25,424         5.4    22,731         5.1    12,932         5.3    11,169         4.8
                                           -------        ----   -------        ----   -------        ----   -------        ----
                                            92,771        19.6    84,918        19.1    48,467        19.9    43,564        18.8
                                           -------        ----   -------        ----   -------        ----   -------        ----
Operating  income                           34,878         7.3    31,560         7.1    17,620         7.2    16,322         7.0

Finance expenses, net                       (3,197)       (0.7)   (1,301)       (0.3)   (1,466)       (0.6)     (822)       (0.4)

Other expenses, net                           (185)                 --         (84)       --         (75)       (299)       (0.1)
                                           -------        ----   -------        ----   -------        ----   -------        ----
Income before taxes on income               31,496         6.6    30,175         6.8    16,079         6.6    15,201         6.6

Taxes on income                              8,043         1.7     7,779         1.8     4,056         1.7     3,704         1.6
                                           -------        ----   -------        ----   -------        ----   -------        ----
                                            23,453         4.9    22,396         5.0    12,023         4.9    11,497         5.0
Minority interest in losses (gains)
of subsidiaries                                273         0.1       188      --            54      --           193         0.1
Equity in net earnings of affiliated
companies and partnership                     (127)     --         2,970         0.7    (1,168)       (0.4)    1,612         0.7
                                           -------        ----   -------        ----   -------        ----   -------        ----

Net earnings                                23,599         5.0    25,554         5.7    10,909         4.5    13.302         5.7
                                           =======        ====   =======        ====   =======        ====   =======        ====
Diluted earnings per share                    0.57                  0.63                  0.26                 0.33
                                           =======               =======               =======               =======

         Revenues
         --------

         The Company's sales are primarily to governmental entities and prime contractors under government defense programs. Accordingly, the level of the Company's revenues is subject to governmental budgetary constraints.

         The changes in revenues by geographic distribution, other than standard quarterly fluctuations, were in the revenues from customers in Europe, which decreased mainly as a result of the temporary reduction in the land systems area of operations, while revenues in all other geographical regions increased.

         Three Months Ended on June 30, 2005, Compared to Three Months Ended on June 30, 2004
         -----------------------------------------------------------------------

         The consolidated revenues increased by 5.2% from $231.6 million in the second quarter of 2004 to $243.8 million in the second quarter of 2005.

         The following table sets forth the Company's revenue distribution by areas of operation:

                                                                     Three-Month Period ended
                                                           ----------------------------------------------
                                                             June 30, 2005              June 30, 2004
                                                           --------------------       -------------------
                                                           $ millions       %         $ millions       %

         Airborne systems                                      93.4        38.3           94.4       40.7
         Land systems                                          33.2        13.6           48.7       21.0
         C(4)ISR systems                                       44.1        18.1           27.8       12.0
         Electro-optics                                        56.3        23.1           44.6       19.3
         Other  (mainly non-defense engineering and
              production services)                             16.8         6.9           16.1        7.0
                                                              -----       -----          -----      -----

         Total                                                243.8       100.0          231.6      100.0
                                                              =====       =====          =====      =====

         The following table sets forth the Company's distribution of revenues by geographic regions:

                                                                     Three-Month Period ended
                                                           ----------------------------------------------
                                                             June 30, 2005              June 30, 2004
                                                           --------------------       -------------------
                                                           $ millions       %         $ millions       %
         Israel                                                77.9        31.9           56.6       24.4
         United States                                         87.9        36.1           87.3       37.7
         Europe                                                18.4         7.5           33.6       14.5
         Other countries                                       59.6        24.5           54.1       23.4
                                                              -----       -----          -----      -----
         Total                                                243.8       100.0          231.6      100.0
                                                              =====       =====          =====      =====

         Six Months Ended on June 30, 2005, Compared to Six Months Ended on June 30, 2004
         -----------------------------------------------------------------------

         The Company's consolidated revenues increased by 6.6%, from $445.3 million in the first six months of 2004 to $474.5 million in the first six months of 2005.

         The following table sets forth the Company's revenue distribution by areas of operation:

                                                                      Six-Month Period ended
                                                           ----------------------------------------------
                                                             June 30, 2005              June 30, 2004
                                                           --------------------       -------------------
                                                           $ millions       %         $ millions       %
         Airborne systems                                     194.4        41.0          178.7       40.1
         Land systems                                          59.2        12.5          100.5       22.6
         C(4)ISR systems                                       88.1        18.5           57.3       12.9
         Electro-optics                                        99.5        21.0           85.0       19.1
         Other  (mainly non-defense engineering and
              production services)                             33.3         7.0           23.8        5.3
                                                              -----       -----          -----      -----
         Total                                                474.5       100.0          445.3      100.0
                                                              =====       =====          =====      =====

         The following table sets forth the Company's distribution of revenues by geographic regions:

                                                                      Six-Month Period ended
                                                           ----------------------------------------------
                                                             June 30, 2005              June 30, 2004
                                                           --------------------       -------------------
                                                           $ millions        %        $ millions       %
         Israel                                                 145.1        30.6          110.5       24.8
         United States                                          177.5        37.4          166.7       37.4
         Europe                                                  34.5         7.3           65.7       14.8
         Other countries                                        117.4        24.7          102.4       23.0
                                                                -----        ----          -----       ----
         Total                                                  474.5       100.0          445.3      100.0
                                                                =====       =====          =====      =====

         Gross Profit
         ------------

         The Company's gross profit represents the aggregate results of the Company's activities and projects, and is based on the mix of programs in which the Company is engaged during the reported period.

         Three Months Ended on June 30, 2005, Compared to Three Months Ended on June 30, 2004
         -----------------------------------------------------------------------

         The Company's gross profit in the quarter ended June 30, 2005 was $66.1 million as compared to $59.9 million in the quarter ended June 30, 2004. The gross profit margin in the second quarter of 2005 was 27.1% as compared to 25.9% in the same period last year. The difference in the gross profit was as a result of the mix of programs generating revenues in the applicable periods, which included in the second quarter of 2005 certain programs with a relatively higher gross profit.

         Six Months Ended on June 30, 2005, Compared to Six Months Ended on June 30, 2004
         -----------------------------------------------------------------------

         The Company's gross profit in the six months ended June 30, 2005 was $127.6 million as compared to $116.5 million in the six months ended June 30, 2004. The gross profit margin in the six months ended June 30, 2005 was 26.9% as compared to 26.2% in the corresponding period of the previous year. The difference in the gross profit was the result of the mix of programs generating revenues in the applicable periods.

         Research and Development ("R&D")
         --------------------------------

         The Company continually invests in R&D in order to maintain and further advance its technologies, in accordance with a long-term plan, based on its estimate of future market needs.

         The Company's R&D activities in the reported period were in accordance with its strategy plans. Some of these activities are coordinated with, and partially funded by, third parties, including the Israeli Ministry of Defense ("IMOD") and the Office of the Chief Scientist ("OCS"). These programs were mainly in the areas of advanced airborne systems, cutting edge electro-optics technology and products for surveillance, aerial reconnaissance, lasers and space based sensors.

         Further to the trend that began in the fourth quarter of 2004, the Company increased its R&D efforts, mainly in the areas of Airborne, Land and Electro-Optics Systems, for the development of advanced technologies and products to meet expected market requirements.

         Three Months Ended on June 30, 2005, Compared to Three Months Ended on June 30, 2004
         -----------------------------------------------------------------------

         Gross R&D expenses in the quarter ended June 30, 2005 totaled $22.2 million (9.1% of revenues), as compared to $16.2 million (7.0% of revenues) in the quarter ended June 30, 2004.

         Net  R&D  expenses  (after  deduction  of  third  party  participation, including the IMOD and the OCS) in the quarter ended June 30, 2005 totaled $17.8 million (7.3% of revenues), as compared to $13.7 million (5.9% of revenues) in the quarter ended June 30, 2004.

         Six Months Ended on June 30, 2005, Compared to Six Months Ended on June 30, 2004
         -----------------------------------------------------------------------

         Gross R&D expenses in the six months ended June 30, 2005 totaled $42.1 million (8.9% of revenues), as compared to $32.7 million (7.3% of revenues) in the six months ended June 30, 2004.

         Net R&D expenses (after deduction of third party participation, including the IMOD and the OCS) in the six months period ended June 30, 2005 totaled $33.0 million (6.9% of revenues), as compared to $27.0 million (6.1% of revenues) in the six months period ended June 30, 2004.

         Marketing and Selling Expenses
         ------------------------------

         The Company maintains its activities in developing new markets and pursues various business opportunities according to the Company's plan.

         Three Months Ended on June 30, 2005, Compared to Three Months Ended on June 30, 2004
         -----------------------------------------------------------------------

         Marketing and selling expenses in the quarter ended June 30, 2005 were $17.7 million (7.3% of revenues), as compared to $18.7 million (8.1% of revenues) in the quarter ended June 30, 2004.

         Six Months Ended on June 30, 2005, Compared to Six Months Ended on June 30, 2004
         -----------------------------------------------------------------------

         Marketing and selling expenses in the six months ended June 30, 2005 were $34.4 million (7.2% of revenues), as compared to $35.2 million (7.9% of revenues) in the six months ended June 30, 2004.

         General and Administrative ("G&A") Expenses
         -------------------------------------------

         Three Months Ended on June 30, 2005, Compared to Three Months Ended on June 30, 2004
         -----------------------------------------------------------------------

         G&A expenses were $12.9 million (5.3% of revenues) in the quarter ended June 30, 2005, as compared to $11.2 million (4.8% of revenues) in the quarter ended June 30, 2004.

         Six Months Ended on June 30, 2005, Compared to Six Months Ended on June 30, 2004
         -----------------------------------------------------------------------

         G&A expenses were $25.4 million (5.4% of revenues) in the six months ended June 30, 2005, as compared to $22.7 million (5.1% of revenues) in the six months ended June 30, 2004.

         Finance Expense (Net)
         ---------------------

         The increase in the net finance expense resulted mainly from a higher level of long-term loans, currency exchange rate differences and an increase in market interest rates.

         Three Months Ended on June 30, 2005, Compared to Three Months Ended on June 30, 2004
         -----------------------------------------------------------------------

         Net finance expense in the quarter ended June 30, 2005 was $1.5 million, as compared to $0.8 million of finance expense in the quarter ended June 30, 2004.

         Six Months Ended on June 30, 2005, Compared to Six Months Ended on June 30, 2004
         -----------------------------------------------------------------------

         Net finance expense in the six months ended June 30, 2005 was $3.2 million, as compared to $1.3 million of finance expense in the six months ended June 30, 2004.

         Taxes on Income
         ---------------

         The Company's tax rate represents a weighted average of the tax rates to which the various companies in the Group are subject. The change in the effective tax rate is attributable mainly to the mix of the tax rates in the various tax jurisdictions in which the Group's companies generating the taxable income operate and the recent decrease in the tax rate in Israel.

         On July 25, 2005, the Knesset (Israeli Parliament) passed the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among other provisions, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%.
         According to US GAAP accounting rules, the effect of the amendment will be included in the third quarter of 2005. The Company estimates that the amendment is not expected to have a material effect on the Company's financial position and results of operations in 2005.

         Three Months Ended on June 30, 2005, Compared to Three Months Ended on June 30, 2004
         -----------------------------------------------------------------------

         Provision for taxes in the quarter ended June 30, 2005 was $4.1 million (effective tax rate of 25.2%), as compared to a provision for taxes of $3.7 million (effective tax rate of 24.4%) in the quarter ended June 30, 2004.

         Six Months Ended on June 30, 2005, Compared to Six Months Ended on June 30, 2004
         -----------------------------------------------------------------------

         Provision for taxes in the six months ended June 30, 2005 was $8.0 million (effective tax rate of 25.5%), as compared to a provision for taxes of $7.8 million (effective tax rate of 25.8%) in the six months ended June 30, 2004.

         Company's Share in Earnings of Affiliated Entities
         --------------------------------------------------

         The companies and partnerships, in which the Company holds 50% or less in shares or voting rights and are therefore not consolidated in its financial statements, operate in complementary areas to the Company's core business activities, including electro-optics and airborne systems. This includes the Company's share in the earnings of Tadiran, and reflects the impact of the corresponding purchase price allocation adjustments described above.

         Three Months Ended on June 30, 2005, Compared to Three Months Ended on June 30, 2004
         -----------------------------------------------------------------------

         In the second quarter of 2005 the Company had net expense of $1.2 million from its share in earnings of affiliated companies and partnership, as compared to net income of $1.6 million in the second quarter of 2004.

         Six Months Ended on June 30, 2005, Compared to Six Months Ended on June 30, 2004
         -----------------------------------------------------------------------

         In the six months ended June 30, 2005 the Company had net expense of $0.1 million from its share in earnings of affiliated companies and partnership, as compared to net income of $3.0 million in the six months ended June 30, 2004.

         Net Earnings and Earnings Per Share ("EPS")
         -------------------------------------------

         Three Months Ended on June 30, 2005, Compared to Three Months Ended on June 30, 2004
         -----------------------------------------------------------------------

         Net earnings in the quarter ended June 30, 2005 were $10.9 million (4.5% of revenues), as compared to reported net earnings of $13.3 million (5.7% of revenues) in the quarter ended June 30, 2004. Diluted EPS in the quarter ended June 30, 2005 was $0.26, as compared to $0.33 in the quarter ended June 30, 2004.

         Excluding the IPR&D write-off related to Tadiran, which amounted to approximately $3.5 million, net earnings in the quarter ended June 30, 2005 were $14.4 million (5.9% of revenues), and the diluted EPS was $0.35.

         The number of shares used for computation of diluted EPS in the quarter ended June 30, 2005 was 41,617 thousand shares, as compared to 40,892 thousand shares in the quarter ended June 30, 2004.

         Six Months Ended on June 30, 2005, Compared to Six Months Ended on June 30, 2004
         -----------------------------------------------------------------------

         Net earnings in the six months ended June 30, 2005 were $23.6 million (5.0% of revenues), as compared to net earnings of $25.6 million (5.7% of revenues) in the six months ended June 30, 2004. Diluted EPS in the six months ended June 30, 2005 was $0.57, as compared to $0.63 per share in the six months ended June 30, 2004.

         Excluding the IPR&D write-off related to Tadiran, which amounted to approximately $4.0 million, net earnings in the six months ended June 30, 2005 were $27.6 million (5.8% of revenues), and the diluted EPS was $0.66.

         The number of shares used for computation of diluted EPS in the six months ended June 30, 2005 was 41,617 thousand shares, as compared to 40,805 thousand shares in the six months ended June 30, 2004.

I.       Liquidity and Capital Resources
         -------------------------------

         The Company's net cash flow generated from operating activities in the six months ended June 30, 2005 was $85.8 million, resulting mainly from net income and advances received from customers. The cash inflows were partially offset, mainly by an increase in inventories and by payments of trade payables.

         Net cash flow used for investment activities in the six months ended June 30, 2005 was $101.1 million, which was used mainly for acquisition of Tadiran's shares and for procurement of various assets and equipment.

         Net cash flow from financing activities in the six months ended June 30, 2005 was $35.0 million, which was mainly from receipt of long-term loans.

         On June 30, 2005, the Company had total borrowings in the amount of $140.2 million, including $128.7 million in long-term loans, and $440.9 million in guarantees issued on its behalf by banks, mainly in respect of advance payment and performance guarantees provided in the regular course of business. On June 30, 2005, the Company had a cash balance amounting to $53.9 million.

         The Company and some of its subsidiaries operate with loan and credit agreements that contain certain covenants. Such covenants include requirements for shareholders' equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. As of June 30, 2005, the Company and its subsidiaries are in full compliance with all such covenants.

         As of June 30, 2005, the Company had working capital of $161 million and its current ratio was 1.37. The Company's ratio of equity to total assets was 38.7%.

J.       Derivatives and Hedges
         ----------------------

         Market risks relating to the Company's operations result primarily from changes in interest rates and exchange rates. The Company typically uses financial instruments to limit its exposure to those changes. The Company also typically enters into forward contracts in connection with transactions that are denominated in currencies other than U.S. dollars and New Israeli Shekels ("NIS"). The Company may enter from time to time into forward contracts related to NIS, based on market conditions.

         On June 30, 2005, the Company's liquid assets were comprised of bank deposits, and it had no investments in liquid equity securities that were subject to market fluctuations, except for the Tadiran Communications shares acquired as mentioned above. The Company's deposits and loans are based on variable interest rates. Should interest rates either increase or decrease, such change may affect the Company's results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates.

         The Company's functional currency is the U.S. dollar. On June 30, 2005, the Company had exposure due to liabilities denominated in NIS of $62.8 million in excess of its NIS denominated assets. These liabilities represent mostly wages and trade payables. The amount of the Company's exposure to the changes in the NIS-U.S. dollar exchange rate varies from time to time.

         Most of the Company's assets and liabilities which are denominated in currencies other than the NIS and the U.S. dollar were covered as of June 30, 2005 by forward contracts and options. On June 30, 2005, the Company had forward contracts for the sale and purchase of such foreign currencies totaling $32.2 million ($19.2 million in Euro, $5.9 million in GBP and $7.1 million in other currencies). The results of financial derivative activities in this quarter were not material.

K.       Resignation of a Director
         -------------------------

         On August 2, 2005, the Company reported that Mr. Aharon Beth-Halachmi submitted his resignation from the Company's Board of Directors effective as of July 31, 2005. The resignation was submitted in connection with the Company's compliance with Sarbanes-Oxley Act and Nasdaq Listing Requirements relating to independence criteria for boards of directors. Mr. Beth-Halachmi will serve as a special advisor to the Chairman of the Company's Board of Directors.

L.       Dividends
         ---------

         The Board of Directors declared on August 8, 2005 dividend of $0.13 per share.

                                    * * * * *

                                    EXHIBIT 3
                                    ---------

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
                             CONDENSED CONSOLIDATED

                              FINANCIAL STATEMENTS

                               AS OF JUNE 30, 2005
                               -------------------

                                   (Unaudited)
                         (In thousands of U.S. dollars)

                                 C O N T E N T S

                                                                      P a g e
                                                                      -------

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

   Consolidated Balance Sheets                                         2 - 3

   Consolidated Statements of Income                                     4

   Consolidated Statements of Changes in Shareholders' Equity           5 -7

   Consolidated Statements of Cash Flows                               8 - 9

   Notes to the Consolidated Financial Statements                     10 - 16





                                   # # # # # #

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars (in thousands)

                                                         June 30,   December 31,
                                                           2005          2004
                                                       -----------  ------------
                                                       (Unaudited)       (**)

CURRENT ASSETS:
Cash and cash equivalents                               $   53,855   $   34,109
Short-term bank deposits                                     1,196          738
Trade receivables, (net of allowance for doubtful
    accounts in the amount of $2,890 and $3,064 as of                  June 30,
    2005 and December 31, 2004, respectively)              189,599      214,816
Other receivables and prepaid expenses                      54,055      *53,087
Inventories, net of advances                               296,603      249,041
                                                        ----------   ----------
Total current assets                                       595,308      551,791
                                                        ----------   ----------

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in affiliated companies and a partnership      117,397      *47,873
Investments in other companies                              11,745       11,745
Long-term bank deposits and trade receivables                1,595        2,102
Severance pay fund                                          81,241       82,998
                                                        ----------   ----------
                                                           211,978      144,718
                                                        ----------   ----------

PROPERTY, PLANT AND EQUIPMENT,  NET                        252,990      244,288
                                                        ----------   ----------


INTANGIBLE ASSETS:
Goodwill                                                    33,716       33,706
Other intangible assets, net                                60,301       62,281
                                                        ----------   ----------
                                                            94,017       95,987
                                                        ----------   ----------

                                                        $1,154,293   $1,036,784
                                                        ==========   ==========

*   Restated (See Note 1B)

**  Derived from the Company's 2004 audited financial statements

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                                        ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars (in thousands, except share and per share data)

                                                         June 30,   December 31,
                                                           2005         2004
                                                       -----------  ------------
                                                       (Unaudited)     (**)
                                                       -----------  ------------
CURRENT LIABILITIES:
Short-term bank credit and loans                    $     8,581    $      8,592
Current maturities of long-term loans                     2,914           1,656
Trade payables                                          111,006         118,391
Other payables and accrued expenses                     159,261         169,702
Customers advances and amounts in excess of
    costs incurred on contracts in progress             152,248          80,109
                                                    -----------    ------------
Total current liabilities                               434,010         378,450
                                                    -----------    ------------

LONG-TERM LIABILITIES:
Long-term loans                                         128,681          86,234
Advances from customers                                  19,099          10,320
Deferred income taxes                                    24,082          24,516
Accrued termination liability                            97,381         100,740
                                                    -----------    ------------
                                                        269,243         221,810
                                                    -----------    ------------

MINORITY INTERESTS                                        4,067           4,340
                                                    -----------    ------------

SHAREHOLDERS' EQUITY:
Share capital

Ordinary shares of New Israeli Shekels (NIS)
  1 par value; Authorized 80,000,000 shares
   as of June 30, 2005 and December 31,                                   2004;
   Issued - 41,154,632 and 40,969,947 shares as
   of June 30, 2005 and December 31, 2004
   respectively; Outstanding                               --        40,745,711
   and  40,561,026 shares as of June 30, 2005 and
   December 31, 2004, respectively                       11,590          11,548
Additional paid-in capital                              276,461         274,432
Accumulated other comprehensive loss                     (5,064)       *(4,742)
Retained earnings                                       168,307        *155,267
Treasury shares - 408,921 shares as of June 30,
   2005 and December 31, 2004                            (4,321)         (4,321)
                                                    -----------    ------------
                                                        446,973        *432,184
                                                    -----------    ------------

                                                    $ 1,154,293    $  1,036,784
                                                    ===========    ============

*  Restated (See Note 1B)

** Derived from the Company's 2004 audited financial statements

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                                                                                             ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
------------------------------------------------------------------------------------------------------------------------------------
U.S. dollars (in thousands, except share and per share data)


                                                    Six months ended              Three months ended                   Year ended
                                                        June 30,                       June 30,                        December 31,
                                              ------------------------------    -------------------------------     ---------------
                                                  2005             **2004           2005               **2004            2004
                                              ------------------------------    -------------------------------     ---------------
                                                        (Unaudited)                       (Unaudited)                    (***)
                                                        -----------                       -----------                    -----

Revenues                                       $ 474,470         $ 445,317         $ 243,782         $ 231,645         $ 939,925
Cost of revenues                                 346,821           328,839           177,695           171,759           689,626
                                               ---------         ---------         ---------         ---------           -------
  Gross profit                                   127,649           116,478            66,087            59,886           250,299
                                               ---------         ---------         ---------         ---------           -------

Research and development costs, net               32,961            27,027            17,795            13,733            66,846
Marketing and selling expenses                    34,386            35,160            17,740            18,662            69,912
General and administrative expenses               25,424            22,731            12,932            11,169            47,832
                                               ---------         ---------         ---------         ---------           -------

                                                  92,771            84,918            48,467            43,564           184,590
                                               ---------         ---------         ---------         ---------           -------

  Operating income                                34,878            31,560            17,620            16,322            65,709

Financial expenses, net                           (3,197)           (1,301)           (1,466)             (822)           (5,852)

Other income (expenses), net                        (185)              (84)              (75)             (299)              770
                                               ---------         ---------         ---------         ---------           -------
   Income before taxes on income                  31,496            30,175            16,079            15,201            60,627
Taxes on income                                    8,043             7,779             4,056             3,704            15,219
                                               ---------         ---------         ---------         ---------           -------
                                                  23,453            22,396            12,023            11,497            45,408
Equity in net earnings of affiliated
   companies and partnership                        (127)            2,970            (1,168)            1,612            *6,645
Minority interests in losses (earnings)
   of subsidiaries                                   273               188                54               193              (180)
                                               ---------         ---------         ---------         ---------           -------
   Net income                                  $  23,599         $  25,554         $  10,909         $  13,302          *$51,873
                                               =========         =========         =========         =========           =======
Earnings per share
   Basic net earnings per share                $    0.58         $    0.64         $    0.27         $    0.33            *$1.30
                                               =========         =========         =========         =========           =======
   Diluted net earnings per share              $    0.57         $    0.63         $    0.26         $    0.33          * $ 1.26
                                               =========         =========         =========         =========           =======
Number of shares used in computation of
   basic net earnings per share                   40,675            39,704            40,705            39,828            39,952
                                               =========         =========         =========         =========           =======
Number of shares used in computation of
   Diluted net earnings per share                 41,617            40,805            41,617            40,892            41,041
                                               =========         =========         =========         =========           =======

*    Restated (See Notes 1B)
**   Restated (See Note 3)

***  Derived from the Company's 2004 audited financial statements

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                                                                                             ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------------
U.S. dollars (in thousands, except share data)
                                                                                                                     Accumulated
                                                         Number of                                  Additional         other
                                                        outstanding             Share                paid-in        comprehensive
                                                          shares               capital               capital        income (loss)
                                                       ------------           ----------          -------------    -----------------

 Balance as of January 1, 2004                           39,337,204            $ 11,273            $ 259,033            $ (3,992)
 Exercise of options                                      1,223,822                 275               10,985                  --
 Cumulative effect of first time adoption
   of the fair value based method for stock
   based compensation expenses                                 (152)               (152)
 Tax benefit in respect of options exercised                     --                  --                1,179                  --
 Stock based compensation                                        --                  --                3,387                  --
 Dividends paid                                                  --                  --                   --                  --
 Other comprehensive income (loss):
 Unrealized gains on derivative
    instruments                                                  --                  --                   --                (299)
 Foreign currency translation differences                        --                  --                   --                 450
 Minimum pension liability                                       --                  --                   --                (901)
 Net income                                                      --                  --                   --                  --
                                                       ------------            --------            ---------            --------
 Total comprehensive income

 Balance as of December 31, 2004                         40,561,026            $ 11,548            $ 274,432            $ (4,742)
Exercise of options                                         184,685                  42                1,545                  --
Tax benefit in respect of options exercised                      --                  --                  484                  --
Dividends paid                                                   --                  --                   --                  --
 Other comprehensive income (loss):
Unrealized gains on derivative
    instruments                                                  --                  --                   --                 293
Foreign currency translation differences                         --                  --                   --                (615)
Net income                                                       --                  --                   --                  --
                                                       ------------            --------            ---------            --------
Total comprehensive income

  Balance as of June 30, 2005 (Unaudited)                40,745,711            $ 11,590            $ 276,461            $ (5,064)
                                                       ===========             =========           ==========           ========

                                                                                                   Total              Total
                                                        Retained                Treasury        shareholders'      comprehensive
                                                        earnings                 shares            equity         income (loss)
                                                      ------------            ------------    ---------------     ---------------

 Balance as of January 1, 2004                         $    190,086            $ (4,321)           $ 452,079
 Exercise of options                                             --                  --               11,260
 Cumulative effect of first time adoption
   of the fair value based method for stock
   based compensation expenses
 Tax benefit in respect of options exercised                     --                  --                1,179
 Stock based compensation                                        --                  --                3,387
 Dividends paid                                             (86,692)                 --              (86,692)
 Other comprehensive income (loss):
 Unrealized gains on derivative
    instruments                                                  --                  --                 (299)           $   (299)
 Foreign currency translation differences                        --                  --                  450                 450
 Minimum pension liability                                       --                  --                 (901)               (901)
 Net income                                                  51,873                  --               51,873              51,873
                                                       ------------            --------            ---------            --------
 Total comprehensive income                                                                                               51,123
                                                                                                                        ========
 Balance as of December 31, 2004                       $    155,267            $ (4,321)           $ 432,184
Exercise of options                                              --                  --                1,587
Tax benefit in respect of options exercised                      --                  --                  484
Dividends paid                                              (10,559)                 --              (10,559)
 Other comprehensive income (loss):
Unrealized gains on derivative
    instruments                                                  --                  --                  293            $    293
Foreign currency translation differences                         --                  --                 (615)               (615)
Net income                                                   23,599                  --               23,599              23,599
                                                       ------------            --------            ---------            --------
Total comprehensive income                                                                                              $ 23,277
                                                                                                                        ========
  Balance as of June 30, 2005 (Unaudited)              $    168,307            $ (4,321)           $ 446,973
                                                       ===========             =========           ==========

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                                                                                             ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------------
U.S. dollars (in thousands, except share data)

                                                                                                                      Accumulated
                                                         Number of                                 Additional            other
                                                        outstanding              Share               paid-in          comprehensive
                                                          shares                capital              capital          income (loss)
                                                       ------------           -------------       -------------    ----------------

Balance as of January 1, 2004                           39,337,204            $ 11,273            $ 259,033            $ (3,992)
                                                       -----------            --------            ---------            --------
Exercise of options                                        591,247                 132                5,584                  --
Tax benefit in respect of options exercised                     --                  --                  691                  --
Stock based compensation                                        --                  --                1,845                  --
Dividends paid                                                  --                  --                   --                  --
Other comprehensive income (loss):
Unrealized gains on derivative instruments                      --                  --                   --                 428
Foreign currency translation differences                        --                  --                   --                 (20)
Net income                                                      --                  --                   --                  --
                                                       -----------            --------            ---------            --------
Total comprehensive income

Balance as of June 30, 2004
 (Unaudited)                                            39,928,451            $ 11,405            $ 267,153            $ (3,584)
                                                       ===========            ========            =========            ========

Balance as of April 1, 2005
  (Unaudited)                                           40,682,842            $ 11,576            $ 275,766            $ (4,705)
  Exercise of options                                       62,869                  14                  498                  --
  Tax benefit in respect of options
   exercised                                                    --                  --                  197                  --
 Dividends paid                                                 --                  --                   --                  --
 Other comprehensive income (loss):
 Unrealized gains on derivative
    instruments                                                 81
 Foreign currency translation differences                     (440)
 Net income                                                     --                  --                   --                  --
                                                       -----------            --------            ---------            --------
Total comprehensive income

 Balance as of June 30, 2005
  (Unaudited)                                           40,745,711            $ 11,590            $ 276,461            $ (5,064)
                                                       ===========            ========            =========            ========


                                                                                                       Total              Total
                                                         Retained               Treasury            shareholders'     comprehensive
                                                         earnings                shares                equity         income (loss)
                                                       ------------           ------------        ---------------  -----------------

Balance as of January 1, 2004                          $   190,086            $ (4,321)           $ 452,079
Exercise of options                                             --                  --                5,716
Tax benefit in respect of options exercised                     --                  --                  691
Stock based compensation                                        --                  --                1,845
Dividends paid                                              (8,696)                 --               (8,696)
Other comprehensive income (loss):
Unrealized gains on derivative instruments                      --                  --                  428            $    428
Foreign currency translation differences                        --                  --                  (20)                (20)
Net income                                                  25,554                  --               25,554              25,554
                                                       -----------            --------            ---------            --------
Total comprehensive income                                                                                             $ 24,448
                                                                                                                       ========
Balance as of June 30, 2004
 (Unaudited)                                           $   206,944            $ (4,321)           $ 477,597
                                                       ===========            ========            =========

Balance as of April 1, 2005
  (Unaudited)                                          $   162,661            $ (4,321)           $ 440,977
  Exercise of options                                           --                  --                  512
  Tax benefit in respect of options
   exercised                                                    --                  --                  197
 Dividends paid                                             (5,263)                 --               (5,263)
Other comprehensive income (loss):
 Unrealized gains on derivative
    instruments                                                 81            $     81
 Foreign currency translation differences                     (440)               (440)
 Net income                                                 10,909                  --               10,909              10,909
                                                       -----------            --------            ---------            --------
Total comprehensive income                                                                                             $ 10,550
                                                                                                                       ========
 Balance as of June 30, 2005
  (Unaudited)                                          $   168,307            $ (4,321)           $ 446,973
                                                       ===========            ========            =========

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                                                                                             ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------------
U.S. dollars (in thousands, except share data)


                                                                                                                     Accumulated
                                                        Number of                              Additional               other
                                                       outstanding            Share              paid-in            comprehensive
                                                          shares             capital             capital             income (loss)
                                                       ------------       -------------       -------------        ----------------

Balance as of April 1, 2004
  (Unaudited)                                           39,718,313            $ 11,358            $ 263,919            $ (3,942)
Exercise of options                                        210,138                  47                2,032                  --
Tax benefit in respect of options exercised                     --                  --                  280                  --
Amortization of deferred stock                                  --                  --                   --
  compensation                                                 922
Dividend paid                                                   --                  --                   --                  --
Other comprehensive income (loss):
 Unrealized gains on derivative                                522
instruments

Foreign currency translation differences                        --                  --                   --                (164)
Net income                                                      --                  --                   --                  --
                                                       -----------            --------            ---------           ---------
Total comprehensive income


Balance as of June 30, 2004
  (Unaudited)                                           39,928,451            $ 11,405            $ 267,153            $ (3,584)
                                                       ===========            ========            =========           =========

                                                                                                       Total              Total
                                                         Retained               Treasury            shareholders'     comprehensive
                                                         earnings                shares                equity         income (loss)
                                                       ------------           ------------        ---------------  -----------------

Balance as of April 1, 2004
  (Unaudited)                                          $   198,010            $ (4,321)           $ 465,025
Exercise of options                                             --                  --                2,079
Tax benefit in respect of options exercised                     --                  --                  280
Amortization of deferred stock                                  --                  --
  compensation                                                 922
Dividend paid                                               (4,369)                 --               (4,369)
Other comprehensive income (loss):
 Unrealized gains on derivative                                 --                  --                  522           $     522
instruments

Foreign currency translation differences                        --                  --                 (164)               (164)
Net income                                                  13,302                  --               13,302              13,302
                                                       -----------            --------            ---------           ---------
Total comprehensive income                                                                                            $  13,660
                                                                                                                      =========
Balance as of June 30, 2004
  (Unaudited)                                          $   206,944            $ (4,321)           $ 477,597
                                                       ===========            ========            =========

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                                                                                             ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------------------------------------------------------------------
U.S. dollars (in thousands)
                                                                                              Six months ended          Year ended
                                                                                                  June 30,             December 31,
                                                                                         --------------------------- ---------------
                                                                                             2005          2004           2004
                                                                                         ------------- ------------- ---------------
                                                                                                (Unaudited)               (***)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                                  $ 23,599      $ 25,554      **$ 51,873
Adjustments to reconcile net income to net cash provided by
    operating activities:
Depreciation and amortization                                                                 24,102        20,304          42,261
Stock based compensation                                                                           -         1,845           3,387
Deferred income taxes                                                                         (1,804)        1,653             153
Accrued severance pay, net                                                                    (1,725)         (833)         (2,304)
Loss (gain) on sale of property and equipment                                                   (304)           16             143
Tax benefit in respect of options exercised                                                      484           691           1,179
Minority interests in earnings (losses) of subsidiaries                                         (273)         (187)            180
Equity in net losses (earnings) of affiliated companies and
partnership,                                                                                   4,265           681         **1,505
    net of dividend received (*)
Changes in operating assets and liabilities:
 Decrease (increase) in short and long-term receivables and
    prepaid expenses                                                                          25,732        24,603         (16,871)
 Decrease (increase) in inventories                                                          (63,529)       (5,062)          2,932
 Increase (decrease) in trade payables, other payables and
 accrued                                                                                     (21,262)       (5,216)         20,522
    expenses

 Increase (decrease) in advances received from customers                                      96,507        (7,308)        (18,535)
 Settlement of royalties with the Office of the Chief Scientist                                    -        (1,247)         (3,714)
 Other adjustments                                                                                45           (91)         (1,228)
                                                                                         ------------- ------------- ---------------
 Net cash provided by operating activities                                                    85,837        55,403          81,483
                                                                                         ------------- ------------- ---------------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment                                                    (30,017)      (26,262)        (53,008)
Acquisition of subsidiaries and businesses (Schedule A)                                         (318)            -          (2,315)
Investments in affiliated companies and subsidiaries                                         (74,782)         (250)        (18,391)
Proceeds from sale of property, plant and equipment                                            1,001         1,351           2,560
Proceeds from sale of investment                                                               3,100             -               -
Investment in long-term bank deposits                                                           (551)         (167)         (1,203)
Proceeds from sale of long-term bank deposits                                                    945           317           1,507
Short-term bank deposits, net                                                                   (458)          125             (48)
                                                                                         ------------- ------------- ---------------
Net cash used in investing activities                                                       (101,080)      (24,886)        (70,898)
                                                                                         ------------- ------------- ---------------

CASH FLOWS FROM FINANCING ACTIVITIES
 Proceeds from exercise of options                                                             1,587         5,716          11,260
 Repayment of long-term bank loans                                                           (51,652)      (12,222)        (35,826)
 Receipt of long-term bank loans                                                              95,500             -          58,410
 Dividends paid                                                                              (10,559)       (8,696)        (86,692)
  Change in short-term bank credit and loans, net                                                113        (1,135)            216
                                                                                         ------------- ------------- ---------------
 Net cash provided by (used in) financing activities                                          34,989       (16,337)        (52,632)
                                                                                         ------------- ------------- ---------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                          19,746        14,180         (42,047)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE
    PERIOD                                                                                    34,109        76,156          76,156
                                                                                         ------------- ------------- ---------------
CASH AND CASH EQUIVALENTS AT THE END OF THE  PERIOD                                         $ 53,855      $ 90,336        $ 34,109
                                                                                         ============= ============= ===============
(*) Dividend received                                                                      $   4,138     $   3,651       $   8,150
                                                                                         ============= ============= ===============

(**) Restated (See Notes 1B and 3)

(***) Derived from the Company's 2004 audited financial statements

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                                                                                             ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------------------------------------------------------------------
U.S. dollars (in thousands)
                                                                                        Six months ended        Year ended
                                                                                            June 30,           December 31,
                                                                                    ------------------------- ---------------
                                                                                       2005         2004           2004
                                                                                    ------------ ------------ ---------------
                                                                                          (Unaudited)              (*)

SUPPLEMENTARY CASH FLOWS
    ACTIVITIES:

     Cash paid during the period for:

       Income taxes                                                                 $ 13,233        $ 6,614        $ 13,305
                                                                                    ============ ============ ===============

       Interest                                                                     $   3,193       $    844      $   3,122
                                                                                    ============ ============ ===============

SCHEDULE A:
    Subsidiaries and businesses acquired

    Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition:

    Working capital, net (excluding cash and cash equivalents)
                                                                                       $ (3,281)           -      $  (707)
       Property, plant and equipment                                                          -            -          (10)
      Goodwill, customer contracts and other intangible assets                           (1,514)           -       (1,598)
       Long-term liabilities - mainly advances from customers                             4,477            -            -
                                                                                    ------------ ------------ ---------------
                                                                                      $    (318)           -     $ (2,315)
                                                                                    ============ ============ ===============

* Derived from the Company's 2004 audited financial statements

                                       ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 1 -            GENERAL

              A. The accompanying unaudited interim consolidated financial statements have been prepared in a condensed format as of June 30, 2005, and for the three and six months then ended in accordance with generally accepted accounting principles in the United States )U.S. GAAP( relating to the preparation of financial statements for interim periods. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States but which are not required for interim reporting purposes, have been condensed or omitted. See Note 7 for the reconciliation from U.S. GAAP to accounting principles generally accepted in Israel (Israeli GAAP).

                    These statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2004, included in the Form 20-F for the year ended December 31, 2004.

                    The interim financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation. All such adjustments were of a normal recurring nature. Reclassifications have been made to comparative data in the balance sheet as of December 31, 2004 in order to conform to the current period presentation.

                    Comparative data in the condensed interim financial statements for the three and six months ended June 30, 2004, for the year ended December 31, 2004 and for the three months ended March 31, 2005 have been restated (see Notes 1B and 3).

                    Operating results for the three and six months ended June 30, 2005, are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

              B. On December 27, 2004, the Company reached an agreement with Koor Industries Ltd. ("Koor") to purchase all of Koor's holdings in Tadiran Communications Ltd. ("Tadiran Communications"), which represents approximately a 32% interest in Tadiran Communications, at a price of $37 per share. This purchase was to be made concurrently with Koor's purchase of approximately 9.8% of the Company's shares from Federmann Enterprises Ltd ("Federmann"). Tadiran Communications is an Israeli company, whose shares are traded on the Tel Aviv Stock Exchange. The purchase of the interest in Tadiran Communications was to have been made in two stages, subject to the terms agreed upon between the parties.

                    On April 18, 2005, the Company completed the first stage of the transaction to purchase shares of Tadiran Communications from Koor. The first stage of the transaction was completed after all the precedent conditions were met and all the required approvals for this stage were obtained.

                    According to the transaction agreements, Elbit Systems purchased from Koor, in this stage, approximately 13.7% of the outstanding shares of Tadiran in consideration for $62.5 million. In addition to the shares previously purchased by Elbit Systems in the stock market, it now holds approximately 21% of Tadirans' shares. The total consideration paid by the Company for the purchase of Tadiran shares from Koor and in the stock market amounted to approximately $90 million.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
--------------------------------------------------------------------------------
U. S. dollars (In thousands, except per share data)

Note 1 -            GENERAL (CONT.)

                    The excess of the amount paid for the Tadiran shares acquired until the end of the second quarter of 2005 over their book value is approximately $62 million. Based on a purchase price allocation analysis ("PPA") performed by independent advisors, this excess was attributed as follows:


                                                          $M     Expected useful lives
                                                          --     ---------------------
             In Process R&D ("IPR&D")                    5.0     immediate write-off
             Inventory                                   1.5     Up to a quarter
             Other tangible assets and liabilities       0.5     5 years
             Brand                                       4.0     15 years
             name
             Customer base and backlog                  20.0     2-12 years
             Technology                                 12.0     10 years
             Goodwill                                   19.0     Indefinite - subject to annual impairment test
                                                     --------
                                                        62.0
                                                     ========

                    As a result of the acquisition in the second quarter of 2005, the Company is able to execise significant influence in Tadiran. In accordance with APB 18, "The Equity Method of Accounting for Investments in Common Stock", the Company's interest in Tadiran, which was previously accounted for as available-for-sale securities, is accounted retroactively under the equity method of accounting ("step-by-step acquisition"). Implementing the step-by-step acquisition method resulted in a restatement of the Company's financial statements for all prior periods, in which the Company's investment in Tadiran Communications was accounted for as available-for-sale securities.

                    The following are the effects of the restatement:

                    (1)    Consolidated balance sheet

                                                                                 December 31, 2004
                                                                   -------------------------------------------
                                                                         As          Effect by          As
                                                                      reported       restatement     restated
                                                                      --------       -----------     --------
             Other receivables and prepaid expenses                   $ 52,335            $  752      $53,087
             Investment in affiliated companies and partnership         33,124            14,748       47,873
             Available for sale securities                              18,017          (18,017)            -
             Accumulated other comprehensive loss                      (3,346)           (1,396)      (4,742)
             Retained earnings                                         156,387           (1,120)      155,267
             Total shareholders'                                       434,700           (2,516)      432,184
             equity

                    (2)    Consolidated statement of income

                                                                           Year ended December 31, 2004
                                                                   -------------------------------------------
                                                                        As           Effect by          As
                                                                      reported       restatement     Restated
                                                                      --------       -----------     --------
             Equity in net earnings of affiliated companies
             and partnership                                           $ 7,765         $ (1,120)      $ 6,645
             Net income                                                 52,993           (1,120)       51,873
             Basic net earnings per share                                 1.33            (0.03)         1.30
             Diluted net earnings per share                               1.29            (0.03)         1.26

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 1 -            GENERAL (CONT.)

              C. On July 6, 2005, the Company reported that it signed an agreement with Koor to acquire all of Koor's 70% holdings in Elisra Electronic Systems Ltd. ("Elisra"), in consideration for $70 million to be paid in the form of cash. The parties also agreed on an additional contingent consideration as a result of future insurance proceeds relating to the fire at Elisra's plant in 2001. As part of the transaction, Koor may purchase Dekolink Wireless Ltd. from Elisra at an agreed upon price. Dekolink Wireless Ltd. is a start-up company engaged in the cellular networks area that is wholly-owned by Elisra. The acquisition agreement relating to Elisra is subject to receipt of the Company's shareholders approval as well as approvals from governmental authorities, including the Israel Antitrust Authority.

                    Concurrently with signing the agreement to acquire Koor's holdings in Elisra, the Company and Koor agreed to amend their agreements regarding the Company's purchase of Tadiran shares held by Koor. Pursuant to the amendment, the Company will accelerate the acquisition from Koor of approximately 5% of Tadiran's outstanding shares, out of a total of 18.2% of Tadiran outstanding shares that the Company agreed to acquire as part of the second stage of the aforementioned agreement. Upon completion of the acquisition of the 5% interest in Tadiran, the Company and Koor will have equal representation on Tadiran's board of directors, Joseph Ackerman, Elbit Systems President, will be appointed as Chairman of Tadiran's Board of Directors and the provisions of the shareholders' agreement relating to joint control in Tadiran will enter into effect.

                    The price to be paid by the Company for the Tadiran shares will be the price agreed upon in the original agreement with Koor signed on December 27, 2004.

                    The agreement for acquiring Koor's holdings in Elisra and the amendments regarding the acquisition of Koor's shares in Tadiran, were signed following the approval of the transactions by the Company's Audit Committee and Board of Directors, who obtained a fairness opinion from an independent appraiser regarding the consideration to be paid for the Elisra shares.

                    The purchase of the approximately 5% interest in Tadiran by Elbit Systems will take place following the approval of the Company's shareholders for the acquisition of Elisra and the amendments to the Tadiran acquisition agreements. Following the acquisition of the 5% interest in Tadiran, the Company will hold a total of approximately 26% of Tadiran's shares, including approximately 7% that were purchased on the stock market. Upon completion of the Elisra transaction, the Company will complete the purchase of Koor's remaining shares in Tadiran - approximately 13% - reaching a total of approximately a 39% interest in Tadiran based on the Company's current shareholdings.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 1 -            GENERAL (CONT.)

              D. In March 2005, the Company, through its wholly-owned subsidiary Cyclone Aviation Products Ltd. ("Cyclone"), acquired from Israel Military Industries Ltd. ("IMI") the assets and customer contracts related to the Aircraft Systems Division of IMI ("the Aircraft Division") in consideration for approximately $7 million, to be paid in cash (approximately $1 million out of which $318 was paid through balance sheet date) and assumed liabilities of approximately $6 million. The excess of the purchase price over the fair value of net tangible assets acquired in the amount of approximately $1,500 was allocated to customers' contracts to be amortized over an estimated period of four years.

                    The Aircraft Division manufactures weapon payloads and external fuel tanks for fighter aircrafts.

                    The financial results of the business acquired are included in the Company's consolidated financial statements from the date of acquisition.

                    Pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of the Aircraft Division are not material in relation to the total consolidated revenues and net income of the Company.

Note 2 -            SIGNIFICANT ACCOUNTING POLICIES

              A. The significant accounting policies followed in the preparation of these statements are identical to those applied in preparation of the latest annual financial statements.

              B. The accompanying financial statements have been prepared in U.S. dollars since the functional currency of the primary economic environment in which the operations of the Group (which includes Elbit Systems Ltd. and its subsidiaries) are conducted is the U.S. dollar.

Note 3 -      STOCK-BASED COMPENSATION

              As mentioned in Note 2X to the Company's annual financial statements, effective January 1, 2004, the Company adopted the fair value recognition provisions of SFAS 123. Under the modified prospective method of adoption selected by the Company under the provisions of SFAS No. 148, the fair value recognition provisions are applied from January 1, 2004 to all employee awards granted, modified or settled subsequent to January 1, 2004, and to previously granted awards that were not fully vested on the date of adoption. The aforementioned decision to adopt the fair value recognition provisions of SFAS 123 took place in December 2004. SFAS 123 fair value recognition provisions were adopted effective January 1, 2004 and the results of the first three quarters of 2004 were restated accordingly. The restatement reflects the change in stock-based compensation expense calculated under the intrinsic value based method as compared to the expense calculated under the fair value based method.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
--------------------------------------------------------------------------------
U. S. dollars (In thousands, except per share data)

Note 3 -      STOCK-BASED COMPENSATION (CONT.)

              The following is the effect of the restatement of stock-based compensation expense on the financial statements for the three and six months ended June 30, 2004:


                                                                                     Three months ended June 30, 2004
                                                                                -------------------------------------------
                                                                                     As          Effect by            As
                                                                                     --          ---------            --
                                                                                   reported       restatement     restated
                                                                                   --------       -----------     --------

              Gross profit                                                         $ 58,518           $ 1,368     $ 59,886
              Operating income                                                       13,835             2,487       16,322
              Net income                                                             11,312             1,990       13,302
              Basic net earnings per share                                             0.28              0.05         0.33
              Diluted net earnings per share                                           0.28              0.05         0.33

                                                                                       Six months ended June 30, 2004
                                                                                -------------------------------------------
                                                                                     As          Effect by            As
                                                                                     --          ---------            --
                                                                                   reported       restatement     restated
                                                                                   --------       -----------     --------
              Gross profit                                                        $ 115,438           $ 1,040     $116,478
              Operating income                                                       29,669             1,891       31,560
              Net income                                                             24,039             1,515       25,554
              Basic net earnings per share                                             0.61              0.03         0.64
              Diluted net earnings per share                                           0.59              0.04         0.63

Note 4 -      INVENTORIES, NET OF ADVANCES


                                                                                        June 30,       December 31,
                                                                                          2005             2004
                                                                                     ----------------------------------
                                                                                       (Unaudited)          (*)
                                                                                     ----------------------------------

              Cost of long-term contracts in progress                                   $ 309,308        $ 254,009
              Raw materials                                                                78,426           71,813
              Advances to suppliers and subcontractors                                     27,549           21,164
                                                                                        ---------        ---------
                                                                                          415,283          346,986
               Less - Cost incurred on contracts in progress
                   deducted from customer advances                                         34,512         14,533
                                                                                        ---------        ---------
                                                                                          380,771         332,453
               Less - Advances received from customers                                     77,104           75,776
               Provision for losses                                                         7,064            7,636
                                                                                        ---------        ---------
                                                                                        $ 296,603        $ 249,041
                                                                                        =========        =========

              * Derived from the Company's 2004 audited financial statements

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 5 -      RECENTLY ISSUED ACCOUNTING STANDARDS

              A. In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, "Share-Based Payment" ("SAB 107"). SAB 107 provides the SEC staff's position regarding the application of Statement 123R and contains interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations and also provides the SEC staff's views regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made related to the accounting for share-based payment transactions. The Company is currently reviewing the effect of SAB 107; however, it does not believe that SAB 107 will have a material impact on its financial position, results of operations or cash flows.

              B. In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154 ("FAS 154"), "Accounting Changes and Error Corrections" - a replacement of APB No. 20, Accounting Changes" and FAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". FAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. FAS 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable to do so. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company estimates that the adoption of FAS 154 will not have a significant impact on its results of operations, financial condition and cash flows.

              C. FASB Statements No. 123 (revised 2004), "Share-based Payment" (FASB 123(R)) (See Note 2AA(3)) to the Company's annual financial statements for 2004, was to have been effective as of the beginning of the first interim or annual reporting period that commences after June 15, 2005 (July 1, 2005 for the Company); however, on April 14, 2005, the United States Securities and Exchange Commission ("SEC") delayed effectiveness of FAS 123(R) for companies with fiscal years ending December 31 (such as the Company) to January 1, 2006.

Note 6 -      TAXES ON INCOME

              On July 25, 2005, the Knesset (Israeli Parliament) approved the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among other provisions, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in
              2010 and thereafter - 25%. The Company estimates that the change in tax rate is not expected to have a material effect on the Company's financial position and results of operations in 2005.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 7 -      RECONCILIATION TO ISRAELI GAAP

              As described in Note 1, the Company prepares its financial statements in accordance with U.S. GAAP. See Note 26 to the 2004 annual financial statements for a description of the differences between U.S. GAAP and Israeli GAAP in respect to the Company. The effects of the differences between U.S. GAAP and Israeli GAAP on the Company's financial statements are detailed below.

              A.    Effect on net income


                                                                            Three months ended          Year ended
                                                                                 June 30,              December 31,
                                                                       ------------------------------------------------
                                                                           2005            2004            2004
                                                                       -------------- ---------------------------------
                                                                                (Unaudited)                 (*)

                     Net income as reported according to
                     U.S. GAAP                                              $ 23,599       $ 25,554       $ 51,873
                     Adjustments to Israeli GAAP                              (3,004)        (1,907)           662
                                                                            --------       --------       --------
                     Net income according to Israeli GAAP                   $ 20,595       $ 23,647       $ 52,535
                                                                            ========       ========       ========


              B.    Effect on shareholders' equity

                                                                                                          As per
                                                                      As reported      Adjustments     Israeli GAAP
                                                                      -----------      -----------     ------------
                 As of June 30, 2005 (Unaudited)

                 Shareholders' equity                                  $ 446,973       $ (17,143)       $ 429,830
                                                                       =========       =========        =========

                 As of December 31, 2004 (*)

                 Shareholders' equity                                  $ 432,184       $ (12,004)      $ 420,180
                                                                       =========       =========        =========

              * Derived from the Company's 2004 audited financial statements

                                   # # # # # #